                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person*:
                                  GARCIA  II,  ERNEST  C.
                                  2525  E.  Camelback  Blvd.,  Suite  1150
                                  Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                     MAY 1997

5.    If  Amendment,  Date  of  Original  (Month/Year):

6.    Relationship  of  Reporting  Person  to  Issuer:
                                  OFFICER:    CHIEF  EXECUTIVE  OFFICER
                                  DIRECTOR
                                  10%  OWNER

7.   Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON

                                 Table 1 - Non-Derivative Securities Acquired,
                                      Disposed of, or Beneficially Owned

                                                                    Amount of     Ownership
                                           Securities              Securities       Form:      Nature of
                                          Acquired(A)             Beneficially    Direct(D)    Indirect
Title of      Transaction  Transaction         or                   Owned at         or       Beneficial
Security         Date          Code      Disposed of(D)           End of Month   Indirect(I)   Ownership
------------  -----------  ------------  -----------------------  -------------  -----------  -----------
                           Code    V     Amount    A/D Price
                           ------------  -----------------------  -------------  -----------  -----------
COMMON STOCK      5/29/97  G(1)          100,000(1) D   $ 16.125  4,500,000      D
------------  -----------  ------------  ---------- --  --------  ----  -----------  --------  ---------  -



*If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                         Number of
                                                   Number of                                             Derivative   Ownership
            Conversion                            Derivative                                             Securities    Form of
                or                                Securities       Date                                   Benefi-    Derivative
             Exercise                              Acquired    Exercisable    Title and                   cially     Security:
Title of     Price of                               (A) or         and        Amount of       Price of     Owned       Direct
Derivative  Derivative  Transaction  Transaction   Disposed     Expiration   Underlying      Derivative  at End of     (D) or
Security     Security      Date         Code        of (D)         Date      Securities      Securities    Month     Indirect(I)
----------  ----------  -----------  -----------  -----------  ------------  --------------  ----------  ----------  ------------
                                                                Date  Expira      Amount or
                                                               Exerci -tion       Number of
                                     Code   V     (A)    (D)   -sable  Date   Title Shares
                                     -----------  -----------  ------------  -----------  ----------  ----------  -------------
----------  ----------  -----------  -----------  ------------ ------  ----  ----------  ----------  -----------  -------------


Explanation  of  Responses:
1) In May of 1997 100,000 shares of Ugly Duckling Corporation ("UDC") Common Stock ("Common Stock") were transferred by gift to the Garcia Family Foundation, Inc ("Foundation"). The Foundation is an Arizona nonprofit corporation which has the right to receive dividends from, or the proceeds from the sale of, the 100,000 shares of Common Stock. Mr. Garcia has no right to receive dividends from or proceeds from the sale of the 100,000 shares of Common Stock. Mr. Garcia is the president and a director of the Foundation and shares the power to direct the vote and the power to direct the disposition of the Common Stock held by the Foundation. Mr. Garcia disclaims beneficial ownership of the 100,000 shares of Common Stock reported herein and also disclaims beneficial ownership of all shares of Common Stock owned/held by the Foundation.

2)    Power-of-attorney  is  included  and  made  a  part  of  this  filing.

Ernest  C.  Garcia  II

By:  /s/  Judith  A.  Boyle
   ------------------------
As  Attorney-In-Fact (2)

**Signature  of  Reporting  Person

Date:    June  9,  1997
         --------------

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).

                               POWER OF ATTORNEY


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

     This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.


                               /s/  Ernest  C.  Garcia  II
                              ----------------------------
                                Ernest  C.  Garcia  II


Dated:          May  7,  1997
                -------------
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